Exhibit (a)(11)

To:      Holders of Eligible Options
From: Option Exchange Offer Administrator

We have attached two additional documents related to the Option Exchange Offer. One of these documents is called the Supplement to the Offer to Exchange. The Supplement contains some additional information about the Offer and clarifies some of the information described in the Offer to Exchange you received last month. Except as explained in the Supplement, all of the terms of the Offer remain the same.

The other document is a revised Notice of Withdrawal. We have revised one of the representations you make if you sign and deliver a Notice of Withdrawal to us. For your convenience, the attached Notice of Withdrawal is marked “Revised” in the upper right hand corner of the first page to help you differentiate between the attached Notice of Withdrawal and the one you received last month. If you should decide to withdraw eligible options you have tendered to us, you should use the revised Notice of Withdrawal.

You should read both of these documents carefully when deciding whether or not to accept or reject the Offer. All documents must be delivered on or before the expiration date. The Offer will expire on January 24, 2003, unless we extend it.

After you have viewed or printed both of the attached documents, please click “Confirmed” above to let us know that you received the documents. If you cannot print the documents attached to this email, please email us via our Intranet at “Stock Option Exchange Program” and request that we send you a copy by mail.